UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

CSW Energy, Inc.	REPORT FOR PERIOD
Columbus, Ohio 43215	April 1, 2004 to June 30, 2004

File No 070-07758	PURSUANT TO RULE 24

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), a wholly owned subsidiary of AEP Utilities, Inc. Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects (“IPP’s”).

Attached is the information required pursuant to HCAR 35-26417.

(1)	A balance sheet as of the relevant report date. See Exhibit A.

(2)	Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)	Name, owner, and location of each IPP served by CSW Energy during the quarter. None.

(4)	The amount of compensation received for each IPP project. None.

(5)

Information on intercompany transactions with CSW Energy related to CSW Energy’s consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate company.  None.

Exhibit A

CSW Energy, Inc.
Balance Sheet
June 30, 2004
(Unaudited)
($000‘s)

Assets

Current Assets:
Cash and Cash Equivalents	$9,403
Accounts Receivable	2,579
Prepaid Expenses and Other	467

Total Current Assets	12,449

Investments In and Advances to Energy Projects	109,121

Notes Receivable - Affiliate	38,670

Other Assets:
Construction in Progress and Project Development Costs	508
Property, Plant, and Equipment, net	97,807
Tax Benefit	8,820
Other	7,929

Total Other Assets	115,064

Total Assets	$275,304

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$6,329
Accrued Liabilities and Other	3,750

Total Current Liabilities	10,079

Notes Payable - Affiliate	67,526
Long-term Debt	111,048
Deferred Income Taxes	70,638
Other	15,493

Total Liabilities	274,784

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	91,531
Accumulated Deficit	(91,012)

Total Shareholder's Equity	520

Total Liabilities and Shareholder's Equity	$275,304

Exhibit B

CSW Energy, Inc.
Statements of Operation
For the Twelve Months Ended June 30, 2004 and 2003
(Unaudited)
($000‘s)

	2004	2003
OPERATING REVENUE:
Electric Revenues	$13,586	$11,789
Equity in Income from Energy Projects	17,808	14,999
Operating and Maintenance Contract Services	12,748	14,331
Other	1,770	1,269

Total Operating Revenue	45,912	42,388

OPERATING EXPENSES:
Fuel	-	39
Operating, Maintenance and Supplies	11,480	8,584
Depreciation and Amortization	6,959	12,677
Salaries, Wages and Benefits	4,641	7,382
Construction Contract Expenses	-	439
General and Administrative Expenses	11,346	19,844
Operating and Maintenance Contract Services	-	(171)

Total Operating Expenses	34,426	48,794

INCOME (LOSS) FROM OPERATIONS	11,486	(6,406)

OTHER INCOME (EXPENSE):
Interest Income	3,038	3,610
Interest Expense	(8,712)	(6,807)
Sale of Project Ownership Interest	-	(11,815)
Provision for Asset Impairment	(70,000)	-
Other	7,299	544

Total Other Income (Expense)	(68,375)	(14,468)

LOSS BEFORE INCOME TAXES	(56,889)	(20,874)

INCOME TAX BENEFIT	(26,072)	(18,143)

LOSS BEFORE DISCONTINUED OPERATIONS AND
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(30,817)	(2,731)

DISCONTINUED OPERATIONS, NET OF TAX	993	(166,067)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	-	(120)

NET LOSS	$(29,824)	$(168,918)

S I G N A T U R E

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 27th day of August, 2004.

/s/ Joseph M. Buonaiuto

Joesph M. Buonaiuto
Controller and Chief Accounting Officer
CSW Energy, Inc.